UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2023

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    Yes  ☐    No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable                .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: January 14, 2023	By	/s/ Santosh Haldankar
Name: Santosh Haldankar
Title: Sr. Vice President (Legal) & Company Secretary

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit    I

Description

Communication dated January 14, 2023 addressed to The New York Stock Exchange, 11, Wall Street, New York, NY 10005, United States of America (USA) intimating about the unaudited Financial Results of HDFC Bank Limited for the quarter and nine months ended December 31, 2022.

January 14, 2023

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the meeting of the Board of Directors of HDFC Bank Limited (“the Bank”) held on January 14, 2023

We enclose herewith the unaudited standalone and consolidated financial results of the Bank for the third quarter and nine months ended December 31, 2022 (“Results”), along with segment reporting, press release, and the Limited Review Report of the Joint Statutory Auditors in this regard. The results were duly approved by the Board of Directors at its meeting held today.

Kindly take the same on your records.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Santosh Haldankar

Sr. Vice President (Legal) & Company Secretary

Encl.:a/a.

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED STANDALONE FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2022

		(₹ in lac)
	Particulars	Quarter ended			Nine months ended		Year ended 31.03.2022
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021
		Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	4270777	3858638	3246805	11646619	9430439	12775311
	a) Interest / discount on advances / bills	3364141	3040939	2489549	9145308	7260316	9851202
	b) Income on investments	803922	770193	652582	2293472	1946960	2604613
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	23166	16024	86319	68814	185692	255237
	d) Others	79548	31482	18355	139025	37471	64259
2	Other income	849984	759558	818355	2248365	2187284	2950990
3	Total Income (1)+(2)	5120761	4618196	4065160	13894984	11617723	15726301
4	Interest Expended	1971994	1756522	1402457	5297578	4116756	5574354
5	Operating Expenses (i)+(ii)	1246360	1122457	985108	3418998	2728940	3744219
	i) Employees cost	412623	352383	315442	1115030	888705	1203169
	ii) Other operating expenses	833737	770074	669666	2303968	1840235	2541050
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	3218354	2878979	2387565	8716576	6845696	9318573
7	Operating Profit before Provisions and Contingencies (3)-(6)	1902407	1739217	1677595	5178408	4772027	6407728
8	Provisions (other than tax) and Contingencies	280644	324013	299398	923430	1174948	1506183
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from Ordinary Activities before tax (7)-(8)-(9)	1621763	1415204	1378197	4254978	3597079	4901545
11	Tax Expense	395814	354626	343977	1048852	906464	1205412
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1225949	1060578	1034220	3206126	2690615	3696133
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Net Profit / (Loss) for the period (12)-(13)	1225949	1060578	1034220	3206126	2690615	3696133
15	Paid up equity share capital (Face Value of ₹ 1/- each)	55768	55700	55424	55768	55424	55455
16	Reserves excluding revaluation reserves						23953838
17	Analytical Ratios and other disclosures:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Capital Adequacy Ratio	17.66%	16.92%	19.53%	17.66%	19.53%	18.90%
	(iii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	21.99	19.07	18.67	57.65	48.66	66.80
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	21.89	19.00	18.54	57.40	48.31	66.35
	(iv) NPA Ratios:
	(a) Gross NPAs	1876390	1830100	1601355	1876390	1601355	1614096
	(b) Net NPAs	502427	488267	467677	502427	467677	440768
	(c) % of Gross NPAs to Gross Advances	1.23%	1.23%	1.26%	1.23%	1.26%	1.17%
	(d) % of Net NPAs to Net Advances	0.33%	0.33%	0.37%	0.33%	0.37%	0.32%
	(v) Return on assets (average) - not annualized	0.56%	0.51%	0.56%	1.54%	1.52%	2.03%
	(vi) Net worth	26039935	24699703	22339400	26039935	22339400	23361381
	(vii) Outstanding Redeemable Preference Shares	—	—	—	—	—	—
	(viii) Capital Redemption Reserve	—	—	—	—	—	—
	(ix) Debt Equity Ratio	0.28	0.38	0.25	0.28	0.25	0.33
	(x) Total debts to total assets	9.18%	9.29%	9.82%	9.18%	9.82%	8.93%

- Debt represents borrowings with residual maturity of more than one year. Total debts represents total borrowings of the Bank.

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
Particulars		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
		Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	955078	790995	919160	2484037	2648635	3438512
b)	Retail Banking	3530186	3512514	2925294	10211263	8444166	11518991
c)	Wholesale Banking	2537451	2126597	1872577	6528256	4879539	6648293
d)	Other Banking Operations	656735	644952	567252	1900156	1596026	2149621
e)	Unallocated	104476	40347	—	145696	—	(1218)
	Total	7783926	7115405	6284283	21269408	17568366	23754199
	Less: Inter Segment Revenue	2663165	2497209	2219123	7374424	5950643	8027898

	Income from Operations	5120761	4618196	4065160	13894984	11617723	15726301

2	Segment Results
a)	Treasury	77494	1226	253105	105337	755575	893951
b)	Retail Banking	440906	307750	195926	1018706	512680	922324
c)	Wholesale Banking	849435	922187	772611	2508286	1889604	2505301
d)	Other Banking Operations	255164	193722	204935	673639	569803	738648
e)	Unallocated	(1236)	(9681)	(48380)	(50990)	(130583)	(158679)

	Total Profit Before Tax	1621763	1415204	1378197	4254978	3597079	4901545

3	Segment Assets
a)	Treasury	65748834	56105272	53754643	65748834	53754643	55176734
b)	Retail Banking	67126656	70443866	58577297	67126656	58577297	61946820
c)	Wholesale Banking	87494145	86839715	72959133	87494145	72959133	80813661
d)	Other Banking Operations	7813956	8163556	7356677	7813956	7356677	7659109
e)	Unallocated	1346941	1236927	1180845	1346941	1180845	1257183

	Total	229530532	222789336	193828595	229530532	193828595	206853507

4	Segment Liabilities
a)	Treasury	9774905	10952287	13237969	9774905	13237969	7727363
b)	Retail Banking	148370986	141573723	122096409	148370986	122096409	129233974
c)	Wholesale Banking	39712407	41751119	31759407	39712407	31759407	41382531
d)	Other Banking Operations	664367	678726	631229	664367	631229	599476
e)	Unallocated	4253625	2422343	3139624	4253625	3139624	3900870

	Total	202776290	197378198	170864638	202776290	170864638	182844214

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	55973929	45152985	40516674	55973929	40516674	47449371
b)	Retail Banking	(81244330)	(71129857)	(63519112)	(81244330)	(63519112)	(67287154)
c)	Wholesale Banking	47781738	45088596	41199726	47781738	41199726	39431130
d)	Other Banking Operations	7149589	7484830	6725448	7149589	6725448	7059633
e)	Unallocated	(2906684)	(1185416)	(1958779)	(2906684)	(1958779)	(2643687)

	Total	26754242	25411138	22963957	26754242	22963957	24009293

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. Vide its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. During the quarter ended December 31, 2022, the Bank has commenced four DBUs. Reporting of Digital Banking segment as a sub-segment of Retail Banking Segment will be implemented by the Bank based on the guidance from the Indian Banks’ Association (IBA) on the clarifications sought by the Bank in this regard.

Notes :

1	Statement of Assets and Liabilities is given below:

	(₹ in lac)
Particulars	As at 31.12.2022	As at 31.12.2021	As at 31.03.2022
	Unaudited	Unaudited	Audited
CAPITAL AND LIABILITIES
Capital	55768	55424	55455
Reserves and Surplus	26698474	22908533	23953838
Deposits	173320398	144591811	155921744
Borrowings	21076210	19042526	18481721
Other Liabilities and Provisions	8379682	7230301	8440749

Total	229530532	193828595	206853507

ASSETS
Cash and Balances with Reserve Bank of India	9477289	15737985	12999564
Balances with Banks and Money at Call and Short notice	2442537	1104653	2233130
Investments	52727667	42258533	45553570
Advances	150680931	126086284	136882093
Fixed Assets	691427	547940	608368
Other Assets	13510681	8093200	8576782

Total	229530532	193828595	206853507

2

The above financial results have been approved by the Board of Directors at its meeting held on January 14, 2023. The financial results for the quarter and nine months ended December 31, 2022 have been subjected to a limited review by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The financial results for the quarter and nine months ended December 31, 2021 and for the year ended March 31, 2022 were reviewed / audited by M M Nissim & Co LLP, Chartered Accountants and MSKA & Associates, Chartered Accountants.

3

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 25 – Interim Financial Reporting (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (“the RBI”) from time to time (‘RBI Guidelines’) and other accounting principles generally accepted in India, and is in compliance with the presentation and disclosure requirements of the Regulation 33 and Regulation 52 read with Regulation 63 (2) of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended including relevant circulars issued by the SEBI from time to time.

4

The Bank has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2022. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable.

5

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, into and with Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the Scheme. Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date as per the Scheme. The equity shares held by HDFC Limited in the Bank will be extinguished as per the Scheme.

The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022 for the purpose of considering and approving the arrangement embodied in the Scheme. Pursuant to the Joint Company Scheme Petition filed on December 7, 2022 with the NCLT in accordance with Sections 230-232 of the Companies Act, 2013 and rules thereunder, seeking the sanction of the NCLT for the Scheme, the NCLT has vide its order dated December 16, 2022, inter alia, fixed January 27, 2023 as the date for hearing for disposal of the said Joint Company Scheme Petition. Steps for seeking certain other regulatory approvals / consents shall be undertaken once the NCLT sanctions / approves the Scheme.

6

During the quarter and nine months ended December 31, 2022, the Bank allotted 67,96,370 and 3,12,14,420 equity shares respectively pursuant to the exercise of options under the approved employee stock option schemes.

7

During the quarter and nine months ended December 31, 2022, the Bank issued Basel III compliant bonds of ₹ 20,000.00 crore (Tier 2) and ₹ 23,000.00 crore (Additional Tier 1: ₹ 3,000.00 crore and Tier 2: ₹ 20,000.00 crore) respectively.

8

The COVID-19 virus, a global pandemic affected the world economy over the last more than two years. The extent to which any new wave of COVID-19 will impact the bank’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

9	Details of loans transferred / acquired during the quarter ended December 31, 2022 as per RBI Master Direction on Transfer of Loan Exposures dated September 24, 2021 are given below:

(i) Details of non-performing assets (NPAs) transferred:	₹ in crore except number of accounts
Particulars	To Asset Reconstruction Companies (ARCs)	To permitted transferees	To other transferees
Number of accounts	1	1	—
Aggregate principal outstanding of loans transferred	52.40	183.80	—
Weighted average residual tenor of the loans transferred (in years)	0.01	—	—
Net book value of loans transferred (at the time of transfer)	—	—	—
Aggregate consideration	41.00	44.22	—
Additional consideration realised in respect of accounts transferred in earlier years	1.33	—	—

The Bank has reversed the excess provision of ₹ 85.22 crore to Profit and Loss account on sale of the aforesaid loans.

(ii) Details of ratings of SRs outstanding as on December 31, 2022 are given below:

	(₹ in crore)
Rating	Rating Agency	Recovery rating	Outstanding as at December 31, 2022
RR1	India Ratings	100% - 150%	334.24
RR2	India Ratings	75% - 100%	159.21
RR2	CRICIL	75% - 100%	92.17
RR4	India Ratings	25% - 50%	165.73
Unrated			0.22

		Total	751.57

(iii) The Bank has not transferred any Special Mention Account (SMA) and loan not in default.

(iv) Details of loans not in default acquired through assignment are given below:

Particulars	Value
Aggregate amount of loans acquired (₹ in crore)	8,901.37
Weighted average residual maturity (in years)	19.71
Weighted average holding period by the originator (in years)	1.28
Retention of beneficial economic interest by the originator	10.00%
Tangible security coverage	99.90%

The loans acquired are not rated as these are to non-corporate borrowers.

(v) The Bank has not acquired any stressed loan.

10

Other income includes commission income from non-fund based banking activities, fees, earnings from foreign exchange and derivative transactions, profit and loss (including revaluation) from investments, dividends from subsidiaries and recoveries from accounts previously written off.

11

Other operating expenses include commission paid to sales agents of ₹ 1,181.95 crore (previous period: ₹ 1,021.52 crore) and ₹ 3,471.56 crore (previous period: ₹ 2,553.62 crore) for the quarter and nine months ended December 31, 2022 respectively.

12	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

13	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : January 14, 2023	Managing Director

HDFC BANK LIMITED

CIN : L65920MH1994PLC080618

Sandoz House, Shivsagar Estate, Dr. Annie Besant Road, Worli, Mumbai 400 018.

Website: https://www.hdfcbank.com, Tel.: 022- 6652 1000, Fax: 022- 2496 0739

UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2022

		(₹ in lac)
	Particulars	Quarter ended			Nine months ended		Year ended 31.03.2022
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021
		Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
1	Interest Earned (a)+(b)+(c)+(d)	4500211	4092979	3458802	12320571	10036222	13593641
	a) Interest / discount on advances / bills	3585005	3262998	2690770	9789379	7835239	10629534
	b) Income on investments	796486	768084	647468	2278292	1939483	2590706
	c) Interest on balances with Reserve Bank of India and other inter-bank funds	26568	19070	88446	77603	191353	263078
	d) Others	92152	42827	32118	175297	70147	110323
2	Other Income	912073	825231	877694	2430155	2337273	3175899
3	Total Income (1)+(2)	5412284	4918210	4336496	14750726	12373495	16769540
4	Interest Expended	2050486	1831079	1472402	5517391	4335780	5858433
5	Operating Expenses (i)+(ii)	1343779	1214979	1060711	3694266	2929891	4031243
	i) Employees cost	527753	463175	412123	1451614	1169640	1589703
	ii) Other operating expenses	816026	751804	648588	2242652	1760251	2441540
6	Total Expenditure (4)+(5) (excluding Provisions and Contingencies)	3394265	3046058	2533113	9211657	7265671	9889676
7	Operating Profit before Provisions and Contingencies (3)-(6)	2018019	1872152	1803383	5539069	5107824	6879864
8	Provisions (Other than tax) and Contingencies	324419	376512	381570	1067499	1389470	1792525
9	Exceptional Items	—	—	—	—	—	—
10	Profit / (Loss) from ordinary activities before tax (7)-(8)-(9)	1693600	1495640	1421813	4471570	3718354	5087339
11	Tax Expense	420057	379381	360236	1120101	950753	1272249
12	Net Profit / (Loss) from Ordinary Activities after tax (10)-(11)	1273543	1116259	1061577	3351469	2767601	3815090
13	Extraordinary items (net of tax expense)	—	—	—	—	—	—
14	Consolidated Net Profit / (Loss) for the period before minorities’ interest (12)-(13)	1273543	1116259	1061577	3351469	2767601	3815090
15	Less: Minorities’ Interest	3711	3738	2431	11205	6627	9815
16	Consolidated Net Profit / (Loss) for the period attributable to the group (14)-(15)	1269832	1112521	1059146	3340264	2760974	3805275
17	Paid up equity share capital (Face Value of ₹ 1/- each)	55768	55700	55424	55768	55424	55455
18	Reserves excluding revaluation reserves						24677162
19	Analytical Ratios:
	(i) Percentage of shares held by Government of India	Nil	Nil	Nil	Nil	Nil	Nil
	(ii) Earnings per share (EPS) (₹) (Face Value of ₹ 1/- each):
	(a) Basic EPS before & after extraordinary items (net of tax expense) - not annualized	22.78	20.01	19.12	60.06	49.93	68.77
	(b) Diluted EPS before & after extraordinary items (net of tax expense) - not annualized	22.68	19.93	18.98	59.80	49.57	68.31

Regd. Office : HDFC Bank Ltd., HDFC Bank House, Senapati Bapat Marg, Lower Parel (West), Mumbai - 400013.

Consolidated Segment information in accordance with the Accounting Standard 17 - Segment Reporting of the operating segments of the Bank is as under:

		(₹ in lac)
Particulars		Quarter ended			Nine months ended		Year ended
		31.12.2022	30.09.2022	31.12.2021	31.12.2022	31.12.2021	31.03.2022
		Unaudited	Audited	Unaudited	Unaudited	Unaudited	Audited
1	Segment Revenue
a)	Treasury	955078	790995	919160	2484037	2648635	3438512
b)	Retail Banking	3530186	3512514	2925294	10211263	8444166	11518991
c)	Wholesale Banking	2537451	2126598	1872577	6528256	4879539	6648293
d)	Other Banking Operations	948259	944965	838588	2755898	2351798	3192860
e)	Unallocated	104476	40347	—	145696	—	(1218)
	Total	8075450	7415419	6555619	22125150	18324138	24797438
	Less: Inter Segment Revenue	2663166	2497209	2219123	7374424	5950643	8027898

	Income from Operations	5412284	4918210	4336496	14750726	12373495	16769540

2	Segment Results
a)	Treasury	77494	1226	253105	105337	755575	893951
b)	Retail Banking	440906	307750	195926	1018706	512680	922324
c)	Wholesale Banking	849435	922187	772611	2508286	1889604	2505301
d)	Other Banking Operations	327001	274158	248551	890230	691078	924442
e)	Unallocated	(1236)	(9681)	(48380)	(50989)	(130583)	(158679)

	Total Profit Before Tax and Minority Interest	1693600	1495640	1421813	4471570	3718354	5087339

3	Segment Assets
a)	Treasury	65748833	56105272	53754643	65748833	53754643	55176734
b)	Retail Banking	67126656	70443866	58577297	67126656	58577297	61946820
c)	Wholesale Banking	87494145	86839715	72959133	87494145	72959133	80813661
d)	Other Banking Operations	13792050	13731960	12555118	13792050	12555118	13099032
e)	Unallocated	1346941	1236926	1180845	1346941	1180845	1257183

	Total	235508625	228357739	199027036	235508625	199027036	212293430

4	Segment Liabilities
a)	Treasury	9774903	10952286	13237969	9774903	13237969	7727363
b)	Retail Banking	148370986	141573723	122096409	148370986	122096409	129233974
c)	Wholesale Banking	39712407	41751119	31759407	39712407	31759407	41382531
d)	Other Banking Operations	5692211	5348044	5080298	5692211	5080298	5244034
e)	Unallocated	4253626	2422345	3139624	4253626	3139624	3900870

	Total	207804133	202047517	175313707	207804133	175313707	187488772

5	Capital Employed
	(Segment Assets - Segment Liabilities)
a)	Treasury	55973930	45152986	40516674	55973930	40516674	47449371
b)	Retail Banking	(81244330)	(71129857)	(63519112)	(81244330)	(63519112)	(67287154)
c)	Wholesale Banking	47781738	45088596	41199726	47781738	41199726	39431130
d)	Other Banking Operations	8099839	8383916	7474820	8099839	7474820	7854998
e)	Unallocated	(2906685)	(1185419)	(1958779)	(2906685)	(1958779)	(2643687)

	Total	27704492	26310222	23713329	27704492	23713329	24804658

Business Segments have been identified and reported taking into account the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure, the internal business reporting system and the guidelines prescribed by the RBI. Vide its circular dated April 7, 2022 on establishment of Digital Banking Units (DBUs), the RBI has prescribed reporting of Digital Banking Segment as a sub-segment of Retail Banking Segment. During the quarter ended December 31, 2022, the Bank has commenced four DBUs. Reporting of Digital Banking segment as a sub-segment of Retail Banking Segment will be implemented by the Bank based on the guidance from the Indian Banks’ Association (IBA) on the clarifications sought by the Bank in this regard.

Notes :

1

The above financial results represent the consolidated financial results of HDFC Bank Limited, its subsidiaries (together referred to as the ‘Group’) and HDB Employee Welfare Trust. These financial results have been approved by the Board of Directors at its meeting held on January 14, 2023. The financial results for the quarter and nine months ended December 31, 2022 have been subjected to a limited review by the statutory auditors (M M Nissim & Co LLP, Chartered Accountants and Price Waterhouse LLP, Chartered Accountants) of the Bank. The financial results for the quarter and nine months ended December 31, 2021 and for the year ended March 31, 2022 were reviewed / audited by M M Nissim & Co LLP, Chartered Accountants and MSKA & Associates, Chartered Accountants.

2

These financial results have been prepared in accordance with the recognition and measurement principles laid down in Accounting Standard 21 - Consolidated Financial Statements (“AS 21”) and Accounting Standard 25 - Interim Financial Reporting (“AS 25”), prescribed under Section 133 of the Companies Act, 2013, the relevant provisions of the Banking Regulation Act, 1949, the circulars, guidelines and directions issued by the Reserve Bank of India (RBI) from time to time (“RBI Guidelines”) and other accounting principles generally accepted in India and is in compliance with the presentation and disclosure requirements of the Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 as amended including relevant circulars issued by the SEBI from time to time.

3

The Group has applied its significant accounting policies in the preparation of these financial results consistent with those followed in the annual financial statements for the year ended March 31, 2022. Any circular / direction issued by RBI is implemented prospectively when it becomes applicable.

4

The Board of Directors at its meeting held on April 04, 2022, approved a composite Scheme of amalgamation (“Scheme”), for the amalgamation of: (i) HDFC Investments Limited and HDFC Holdings Limited, into and with Housing Development Finance Corporation Limited (“HDFC Limited”); and thereafter (ii) HDFC Limited into HDFC Bank Limited (“Bank”), and their respective shareholders and creditors, under Sections 230 to 232 of the Companies Act, 2013 and other applicable laws including the rules and regulations. The share exchange ratio shall be 42 equity shares of face value of ₹ 1/- each of the Bank for every 25 equity shares of face value of ₹ 2/- each of HDFC Limited. As per the Scheme, the appointed date for the amalgamation of HDFC Limited with and into the Bank shall be the effective date of the Scheme. Upon the Scheme becoming effective, the Bank will issue equity shares to the shareholders of HDFC Limited as on the record date as per the Scheme. The equity shares held by HDFC Limited in the Bank will be extinguished as per the Scheme.

The Scheme was approved by the shareholders at the National Company Law Tribunal (“NCLT”) convened meeting of the shareholders of the Bank held on November 25, 2022 for the purpose of considering and approving the arrangement embodied in the Scheme. Pursuant to the Joint Company Scheme Petition filed on December 7, 2022 with the NCLT in accordance with Sections 230-232 of the Companies Act, 2013 and rules thereunder, seeking the sanction of the NCLT for the Scheme, the NCLT has vide its order dated December 16, 2022, inter alia, fixed January 27, 2023 as the date for hearing for disposal of the said Joint Company Scheme Petition. Steps for seeking certain other regulatory approvals / consents shall be undertaken once the NCLT sanctions / approves the Scheme.

5

The COVID-19 virus, a global pandemic affected the world economy over the last more than two years. The extent to which any new wave of COVID-19 will impact the group’s results will depend on ongoing as well as future developments, including, among other things, any new information concerning the severity of the COVID-19 pandemic, and any action to contain its spread or mitigate its impact whether government-mandated or elected by us.

6

In accordance with the RBI guidelines, banks are required to make consolidated Pillar 3 disclosures including leverage ratio, liquidity coverage ratio and Net Stable Funding Ratio (NSFR) under the Basel III Framework. These disclosures would be available on the Bank’s website at the following link: https://www.hdfcbank.com/personal/resources/regulatory-disclosures. The disclosures have not been subjected to audit or review by the statutory auditors.

7	Figures of the previous periods have been regrouped / reclassified wherever necessary to conform to current period’s classification.

8	₹ 10 lac = ₹ 1 million

₹ 10 million = ₹ 1 crore

Place : Mumbai	Sashidhar Jagdishan
Date : January 14, 2023	Managing Director

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Bank Limited

FINANCIAL RESULTS (INDIAN GAAP) FOR THE QUARTER AND NINE MONTHS ENDED DECEMBER 31, 2022

The Board of Directors of HDFC Bank Limited approved the Bank’s (Indian GAAP) results for the quarter and nine months ended December 31, 2022, at its meeting held in Mumbai on Saturday, January 14, 2023. The accounts have been subjected to a ‘Limited Review’ by the statutory auditors of the Bank.

STANDALONE FINANCIAL RESULTS:

Profit & Loss Account: Quarter ended December 31, 2022

The Bank’s net revenue, grew by 18.3% to ₹ 31,487.7 crore for the quarter ended December 31, 2022 from ₹ 26,627.0 crore for the quarter ended December 31, 2021. Excluding net trading and mark to market income, the net revenue grew by 22.1% over the quarter ended December 31, 2021.

Net interest income (interest earned less interest expended) for the quarter ended December 31, 2022 grew by 24.6% to ₹ 22,987.8 crore from ₹ 18,443.5 crore for the quarter ended December 31, 2021. Core net interest margin was at 4.1% on total assets, and 4.3% based on interest earning assets.

The four components of other income for the quarter ended December 31, 2022 were fees & commissions of ₹ 6,052.6 crore (₹ 5,075.1 crore in the corresponding quarter of the previous year), foreign exchange & derivatives revenue of ₹ 1,074.1 crore (₹ 949.5 crore in the corresponding quarter of the previous year), net trading and mark to market income of ₹ 261.4 crore (₹ 1,046.5 crore in the corresponding quarter of the previous year) and miscellaneous income, including recoveries and dividend, of ₹ 1,111.8 crore (₹ 1,112.5 crore in the corresponding quarter of the previous year). Other income, excluding net trading and mark to market income, grew by 15.4% over the quarter ended December 31, 2021.

Operating expenses for the quarter ended December 31, 2022 were ₹ 12,463.6 crore, an increase of 26.5% over ₹ 9,851.1 crore during the corresponding quarter of the previous year. The cost-to-income ratio for the quarter was at 39.6%.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Pre-provision Operating Profit (PPOP) was at ₹ 19,024.1 crore. PPOP, excluding net trading and mark to market income, grew by 19.3% over the quarter ended December 31, 2021.

Provisions and contingencies for the quarter ended December 31, 2022 were ₹ 2,806.4 crore as against ₹ 2,994.0 crore for the quarter ended December 31, 2021.

The total credit cost ratio was at 0.74%, as compared to 0.94% for the quarter ending December 31, 2021.

Profit before tax (PBT) for the quarter ended December 31, 2022 was at ₹ 16,217.6 crore. After providing ₹ 3,958.1 crore for taxation, the Bank earned a net profit of ₹ 12,259.5 crore, an increase of 18.5% over the quarter ended December 31, 2021.

Balance Sheet: As of December 31, 2022

Total balance sheet size as of December 31, 2022 was ₹ 2,295,305 crore as against ₹ 1,938,286 crore as of December 31, 2021, a growth of 18.4%.

Total Deposits showed a healthy growth and were at ₹ 1,733,204 crore as of December 31, 2022, an increase of 19.9% over December 31, 2021. CASA deposits grew by 12.0% with savings account deposits at ₹ 535,206 crore and current account deposits at ₹ 227,745 crore. Time deposits were at ₹ 970,253 crore, an increase of 26.9% over the corresponding quarter of the previous year, resulting in CASA deposits comprising 44.0% of total deposits as of December 31, 2022.

Total advances as of December 31, 2022 were ₹ 1,506,809 crore, an increase of 19.5% over December 31, 2021. Gross of transfers through inter-bank participation certificates and bills rediscounted, total advances grew by 23.6% over December 31, 2021. Domestic retail loans grew by 21.4%, commercial and rural banking loans grew by 30.2% and corporate and other wholesale loans grew by 20.3%. Overseas advances constituted 2.8% of total advances.

Nine months ended December 31, 2022

For the nine months ended December 31, 2022, the Bank earned a total income of ₹ 138,949.8 crore as against ₹ 116,177.2 crore in the corresponding period of the previous year. Net revenues (net interest income plus other income) for the nine months ended December 31, 2022 were ₹ 85,974.1 crore, as against ₹ 75,009.7 crore for the nine months ended December 31, 2021. Net profit for the nine months ended December 31, 2022 was ₹ 32,061.3 crore, up by 19.2% over the corresponding nine months ended December 31, 2021.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Capital Adequacy:

The Bank’s total Capital Adequacy Ratio (CAR) as per Basel III guidelines (including profits for the nine months ended December 31, 2022) was at 19.4% as on December 31, 2022 (19.5% as on December 31, 2021) as against a regulatory requirement of 11.7% which includes Capital Conservation Buffer of 2.5%, and an additional requirement of 0.2% on account of the Bank being identified as a Domestic Systemically Important Bank (D-SIB). Tier 1 CAR was at 17.2% as of December 31, 2022 compared to 18.4% as of December 31, 2021. Common Equity Tier 1 Capital ratio was at 16.4% as of December 31, 2022. Risk-weighted Assets were at ₹ 1,536,272 crore (as against ₹ 1,267,426 crore as at December 31, 2021).

NETWORK

As of December 31, 2022, the Bank’s distribution network was at 7,183 branches and 19,007 ATMs / Cash Deposit & Withdrawal Machines (CDMs) across 3,552 cities / towns as against 5,779 branches and 17,238 ATMs / CDMs across 2,956 cities / towns as of December 31, 2021. 51% of our branches are in semi-urban and rural areas. In addition, we have 15,815 business correspondents, which are primarily manned by Common Service Centres (CSC). Number of employees were at 166,890 as of December 31, 2022 (as against 134,412 as of December 31, 2021).

ASSET QUALITY

Gross non-performing assets were at 1.23% of gross advances as on December 31, 2022 (1.00% excluding NPAs in the agricultural segment), as against 1.23% as on September 30, 2022 (1.03% excluding NPAs in the agricultural segment), and 1.26% as on December 31, 2021 (1.04% excluding NPAs in the agricultural segment). Net non-performing assets were at 0.33% of net advances as on December 31, 2022.

SUBSIDIARIES

The Bank’s subsidiary companies prepare their financial results in accordance with the notified Indian Accounting Standards (‘Ind-AS’). The Bank for the purposes of its statutory compliance prepares and presents its financial results under Indian GAAP. Hence the Bank’s subsidiary companies, for the purposes of the consolidated financial results of the Bank, prepare ‘fit-for-consolidation information’ based on the recognition and measurement principles as per Indian GAAP. The financial numbers of the Bank’s subsidiary companies mentioned herein below are in accordance with Ind-AS.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

HDFC Securities Limited (HSL) is amongst the leading retail broking firms in India. As on December 31, 2022, the Bank held 95.6% stake in HSL. For the quarter ended December 31, 2022, HSL’s total revenue was at ₹ 504.9 crore, as against ₹ 535.6 crore for the quarter ended December 31, 2021. Profit after tax for the quarter was at ₹ 203.2 crore, as against ₹ 258.0 crore for the quarter ended December 31, 2021.

As on December 31, 2022, HSL had 210 branches across 147 cities / towns in the country.

HDB Financial Services Limited (HDBFSL) is a non-deposit taking non-banking finance company (‘NBFC’) offering wide range of loans and asset finance products to individuals, emerging businesses and micro enterprises. As on December 31, 2022, the Bank held 94.9% stake in HDBFSL.

For the quarter ended December 31, 2022, HDBFSL’s net revenue was at ₹ 2,233.4 crore as against ₹ 1,981.6 crore for the quarter ended December 31, 2021, a growth of 12.7%. Profit after tax for the quarter ended December 31, 2022 was ₹ 501.2 crore compared to ₹ 304.0 crore for the quarter ended December 31, 2021.

The total loan book was ₹ 65,103 crore as on December 31, 2022. Stage 3 loans were at 3.73% of gross loans. As on December 31, 2022, total CAR was at 20.5% with Tier-I CAR at 16.0%.

As on December 31, 2022, HDBFSL had 1,421 branches across 1,020 cities / towns.

CONSOLIDATED FINANCIAL RESULTS

The consolidated net profit for the quarter ended December 31, 2022 was ₹ 12,698 crore, up 19.9%, over the quarter ended December 31, 2021. Consolidated advances grew by 19.2% from ₹ 1,312,142 crore as on December 31, 2021 to ₹ 1,563,799 crore as on December 31, 2022.

The consolidated net profit for the nine months ended December 31, 2022 was ₹ 33,403 crore, up 21.0%, over the nine months ended December 31, 2021.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

Note:

₹ = Indian Rupees

1 crore = 10 million

All figures and ratios are in accordance with Indian GAAP unless otherwise specified.

BSE: 500180

NSE: HDFCBANK

NYSE: HDB

Certain statements are included in this release which contain words or phrases such as “will,” “aim,” “will likely result,” “believe,” “expect,” “will continue,” “anticipate,” “estimate,” “intend,” “plan,” “contemplate,” “seek to,” “future,” “objective,” “goal,” “project,” “should,” “will pursue” and similar expressions or variations of these expressions, that are “forward-looking statements.” Actual results may differ materially from those suggested by the forward-looking statements due to certain risks or uncertainties associated with our expectations with respect to, but not limited to, our ability to implement our strategy successfully, the market acceptance of and demand for various banking services, future levels of our non-performing loans, our growth and expansion, the adequacy of our allowance for credit and investment losses, technological changes, volatility in investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions we are or become a party to, the future impact of new accounting standards, our ability to pay dividends, the impact of changes in banking regulations and other regulatory changes on us in India and other jurisdictions, our ability to roll over our short-term funding sources and our exposure to market and operational risks. By their nature, certain of the market risk disclosures are only estimates and could be materially different from what may actually occur in the future. As a result, actual future gains, losses or impact on net income could materially differ from those that have been estimated. In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic and political conditions, instability or uncertainty in India and the other countries which have an impact on our business activities or investments caused by any factor, including terrorist attacks in India, the United States or elsewhere, anti-terrorist or other attacks by the United States, a United States-led coalition or any other country, tensions between India and Pakistan related to the Kashmir region or between India and China, military armament or social unrest in any part of India; the monetary and interest rate policies of the government of India, natural calamities, inflation, deflation, unanticipated turbulence in interest rates, foreign exchange rates, equity prices or other rates or prices; the performance of the financial markets in India and globally, changes in Indian and foreign laws and regulations, including tax, accounting and banking regulations, changes in competition and the pricing environment in India, and regional or general changes in asset valuations.

NEWS RELEASE	HDFC Bank Ltd. HDFC Bank House, Senapati Bapat Marg, Lower Parel, Mumbai - 400 013. CIN: L65920MH1994PLC080618

For more information please log on to: www.hdfcbank.com

For media queries please contact:

Madhu Chhibber

Head - Corporate Communications

HDFC Bank Ltd., Mumbai.

Mobile: +91 9833775515

madhu.chhibber@hdfcbank.com

For investor queries please contact:

Investor Relations

HDFC Bank Ltd., Mumbai.

Tel: 91 - 22 - 6652 1054 (D) / 6652 1000 (B)

investor.relations@hdfcbank.com